FIRST AMENDMENT TO THE
INVESTMENT SUB-ADVISORY AGREEMENT
Between
iM GLOBAL PARTNER US, LLC
and
DYNAMIC BETA INVESTMENTS

THIS FIRST AMENDMENT dated as of August 20, 2019, to the INVESTMENT SUB-ADVISORY AGREEMENT, dated as of November 13, 2018 (the “Agreement”), entered into by and between Dynamic Beta Investments LLC (the “Sub-Adviser”), and iM Global Partner US, LLC (the “Adviser”) on behalf of the series of Manager Directed Portfolios (the “Trust”) as indicated on Schedule A to the Agreement, as may be amended from time to time (each, a “Fund,” and collectively, the “Funds”).

WITNESSETH:

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement to incorporate a newly created series of the Trust; and

WHEREAS, the Agreement allows for its amendment by a written instrument executed by all of the parties.

NOW, THEREFORE, the parties agree to amend and restate Schedule A as attached hereto to add the iM DBi Hedge Strategy ETF, a new series of the Trust.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day first set forth above.

iM GLOBAL PARTNER US, LLC	DYNAMIC BETA INVESTMENTS LLC

By: /s/ Jeffrey K. Seeley	By: /s/ Dave Diamond
Name: Jeffrey K. Seeley	Name: Dave Diamond
Title: U.S Chief Operating Officer and Head of Distribution	Title: General Counsel

AMENDED AND RESTATED
SCHEDULE A
SUB‑ADVISORY FEES

Series of Manager Directed Portfolios	Fee Rate as a Percentage of Current Net Assets of the Portfolio
iM DBi Managed Futures Strategy ETF	0.50%
iM DBi Hedge Strategy ETF	0.50%

For purposes of computing the amount of advisory fee accrued for any day, “Current Net Assets” shall mean the Portfolio’s net assets as of the most recent preceding day for which the Fund’s net assets were computed.